UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 7, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations * calmagro@tgs.com.ar ( (+5411) 4865-9077 www.tgs.com.ar/Investors	Media Relations Mario Yaniskowski ( (+5411) 4865-9050 ext. 1238

TGS Announces Results for the Nine-Month Period

and Third Quarter ended on September 30, 2018 (1)

Transportadora de Gas del Sur ("TGS" or "the Company") is the leader in Argentina in the transportation of natural gas, transporting approximately 59% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm contracted capacity of 2.9 Bcf/d. It is one of the main natural gas processors. In addition, the investments in infrastructure that TGS is carrying out in Vaca Muerta basin will allow to grow significantly in the provision of services to natural gas producers, positioning TGS as one of the main Midstreamers in Argentina.

TGS trades its shares on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

The controlling company of TGS is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. The shareholders of CIESA are: (i) Pampa Energía S.A. with 50%. (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family), WST S.A. (member of the Werthein Group) and PCT L.L.C. for the remaining 50%.

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure

TGS holds 794,495,283 issued shares and 783,979,873 outstanding shares.

Buenos Aires, Argentina, November 7, 2018

TGS reported today a net comprehensive income of Ps. 784.4 million, or Ps. 0.997 per share (Ps. 4.984 per ADS), for the third quarter ended September 30, 2018 (3Q2018), compared with a comprehensive net income of Ps. 518.2 million, or Ps. 0.652 per share (Ps. 3.261 per ADS), for the same period in 2017 (3Q2017).

During the nine-month period ended September 30, 2018 (9M2018), total income amounted to Ps. 3,619.2 million or 4.577 per share (Ps. 22.885 per ADS), compared to Ps. 1,818.6 million, or Ps. 2.289 per share (Ps. 11.445 per ADS) for the same period in 2017 (9M2017).

Operating profit for 9M2018 amounted to Ps. 9,579.3 million, Ps. 6,350.2 million above the operating profit recorded in 9M2017. This variation was mainly due to:

•

Higher net revenues amounting to Ps. 11,310.8 million. This increase was mainly related to higher net revenues at the Natural Gas Transportation and Natural Gas Liquids ("Liquids") Production and Commercialization segments, which grew by Ps. 5,895.5 million and Ps. 4,847.0 million, respectively.

•

Operating costs, including depreciation of fixed assets, increased by Ps. 3,776.3 million, or 88.3% from 9M2017.

•

Administrative and selling expenses rose by Ps. 630.2 million comparing with 9M2017.

•

Accumulated other operating results rose by Ps. 554.1 million.

The financial results had a negative variation of Ps. 4,001.9 million mainly related to a higher depreciation of the Argentine peso against the US dollar in 9M2018.

(1)

The financial information presented in this press release is based on unaudited consolidated financial statements presented in Argentine pesos (Ps.) and prepared according to the accounting framework established by the CNV, which is based on the application of the International Financial Reporting Standards (IFRS) with the only exception of IAS 29 “Financial information in hyperinflationary economies”.

Quarterly Highlights

➢

TGS consolidates as the main midstreamer in Argentina with the launch of construction works of a natural gas gathering pipeline and a conditioning plant at Vaca Muerta non-conventional natural gas formation which will require an initial investment of approximately US$ 300 million.

➢

Memorandum of Understanding was executed with Excelerate Energy LP. aiming to evaluate the feasibility of the construction of a liquefaction plant in Bahía Blanca to allow liquefying and exporting natural gas during the summer period.

➢

Execution of an ambitious investment plan for the five-year period starting April 2017 - March 2022 within the framework of the completion of the Integral Tariff Review (“RTI”) process, which involved Ps. 2,144 million capex for the period April 2017 to September 2018.

➢

Within the RTI framework, on September 27, 2018, the National Gas Regulatory Body ("ENARGAS") -through Resolution No. 265/2018- established a 19.7% tariff increase, effective as of October 1, 2018.

➢

Execution of a long-term contract with PBB Polisur S.R.L. ("PBB") to sell ethane until December 27, 2027.

➢

Launch of second stock buyback program for up to Ps. 1.8 billion effective until March 5, 2019.

Analysis of the results

9M2018 vs. 9M2017

TGS posted total net revenues of Ps. 19,412.7 million in 9M2018, a Ps. 11,310.8 million increase compared to Ps. 8,101.9 million recorded in 9M2017.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Natural Gas Transportation business segment represented approximately 46% and 38% of TGS’ total revenues during 9M2018 and 9M2017, respectively.

Revenues derived from Natural Gas Transportation segment in 9M2018 increased by Ps. 5,895.5 million, from 9M2017. The positive variation is mainly due to the application of the following weighted average tariff increases:

• Resolution No. 4362/2017 starting April 1, 2017, equivalent to 58%;

• Resolution No. 120/2017 starting December 1, 2017, equivalent to 78%; and,

• Resolution No. 310/2018 starting April 1, 2018, equivalent to 50%.

This business segment is subject to the ENARGAS regulation.

Liquids Production and Commercialization revenues accounted for approximately 48% and 54% of the total revenues in 9M2018 and 9M2017, respectively. During 9M2018, production was 142,563 short tons higher than the production in 9M2017, reaching 843,402 short tons.

Liquids revenues increased Ps. 4,847.0 million in 9M2018, compared to 9M2017. This variation was mainly due to the impact of the depreciation of the Argentine peso on sales denominated in US dollars, which amounted to Ps. 2,034.6 million along with the increase in international reference prices adding Ps. 1,461.8 million.

Additionally, total volumes dispatched increased 15.2%, or 111,940 short tons compared to 9M2017, contributing to higher net revenues of Ps. 1,184.7 million, mainly related to higher quantities of ethane delivered to PBB.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 6% and 7% of the net revenues in 9M2018 and 9M 2017, respectively.

Other services revenues rose by Ps. 568.3 million in 9M2018 compared to 9M2017. The increase is mainly due to the variation of the foreign exchange rate on sales denominated in US dollars amounting to Ps. 267.0 million, as well as additional services related to: (i) construction amounting to Ps. 195.0 million, (ii) operation and maintenance for Ps. 45.2 million and (iii) natural gas compression and treatment services totaling Ps. 51.6 million.

Operating costs and administrative and selling expenses rose by approximately Ps. 4,406.5 million in 9M2018 compared to 9M2017. This variation is mainly explained by: (i) the increase in the price and volumes of natural gas used as Replacement of Thermal Plant Reduction at the Cerri Complex ("RTP") totaling Ps. 2,378.7 million, (ii) higher third parties services and fees for Ps. 683.9 million, (iii) higher turnover tax for Ps. 348.1 million, (iv) higher labor costs for Ps. 369.5 million, and (v) higher charges for the preservation of fixed assets, including depreciation of Ps. 316.2 million.

Other operating results recorded a negative variation of Ps. 554.1 million in the period, mainly resulting from the Ps. 553.4 million (US$ 21.3 million) payment made for the resolution of the arbitration initiated by Pan American Energy LLC Argentine Branch and Pan American Sur S.A. before the International Court of Arbitration on May 8, 2015 against the Company for US$ 306.3 million.

In 9M2018, the financial results decreased by Ps. 4,001.9 million compared to 9M2017. This variation is mainly explained by (i) the negative foreign exchange rate variation of Ps. 4,846.8 million registered during 9M2018 compared to 9M2017, (ii) higher interest accrued by the Class 2 Notes maturing on May 2, 2025, amounting to US$ 500 million (the "2018 Notes"), (iii) a Ps. 147.3 million charge related to the premium paid to cancel the notes issued in February 2014,  and (iv) the impact of a higher average foreign exchange rate on total interests in US dollars. These effects were partially offset by higher interest generated by the financial assets of Ps. 1,591.8 million.

3Q2018 vs. 3Q2017

During 3Q2018 TGS posted total net revenues of Ps. 7,668.0 million, compared to Ps. 2,625.9 million recorded in 3Q2017, increasing Ps. 5,042.1 million.

Revenues derived from Natural Gas Transportation segment in 3Q2018 increased by Ps. 2,319.3 million, compared to 3Q2017. This positive variation is mainly due to the effect of the full application of the tariff increase granted by Resolutions 120 and 310.

During 3Q2018 Liquids revenues increased Ps. 2,433.6 million from 3Q2017. This increase was mainly related to the variation of the foreign exchange rate on sales denominated in US dollars, which amounted to Ps. 1,007.0 million, and Ps. 478.2 million resulting from the increase in prices.

Additionally, total volumes dispatched increased 28.1%, or 55,708 short tons from 3Q2017, representing a positive variation of Ps. 893.0 million in net revenues.

Other services revenues increased by Ps. 289.2 million in 3Q2018, compared to 3Q2017. The increase corresponds mainly to the effect of the variation of the foreign exchange rate on sales denominated in US dollars amounting to Ps. 174.9 million and higher construction services of Ps. 124.0 million.

Operating costs and administrative and selling expenses rose by approximately Ps. 2,167.3 million in 3Q2018 compared to 3Q2017. This variation is mainly due to: (i) higher cost of natural gas used as RTP adding to Ps. 1,304.5 million, (ii) higher fees and third party services adding to Ps. 321.4 million, (iii) higher labor costs of Ps. 170.9 million, (iv) higher turnover tax for Ps. 140.6 million, and (v) higher charges for the preservation of fixed assets and depreciation amounting to Ps. 103.8 million.

In 3Q2018, the financial results recorded a negative variation of Ps. 2,566.6 million compared to 3Q2017. This variation is mainly due to: (i) a foreign exchange rate loss amounting to Ps. 3,072.1 million as a result of the devaluation of the Argentine peso against the US dollar over the net liability position in foreign currency, (ii) higher interests generated by the 2018 Notes of Ps. 111.5 million, and (iii) the effect of the higher foreign exchange rate on interest generated by financial indebtedness. These effects were partially offset by higher interests generated by financial assets of Ps. 869.2 million.

Liquidity and capital resources

The net positive variation in cash and cash equivalents in 9M2018 was Ps. 3,846.7 million higher than the cash and cash equivalents variation reported in 9M2017.

The increase in net cash flow was due to a higher cash flow generated by operating activities totaling Ps. 4,613.4 million, primarily resulting from an improved operating profit, which was partially offset by a higher income tax payment and the negative variation in working capital.

Net cash flow used in investment activities showed a negative variation of Ps. 2,055.4 million. This was mainly due to additional capital expenditures used to finalize the Five-Year Investment Plan committed in accordance with the provisions of the RTI and the increase in investments in financial assets.

Net cash flow generated by financing activities increased by Ps. 1,288.7 million as a result of the successful placement of 2018 Notes. This placement was made, after having received offers exceeding US$ 3 billion, at an issuance price of 99.725% of the nominal value and at a fixed interest rate of 6.75% nominal per annum with a yield of 6.8%.

The proceeds of the 2018 Notes amounting to US$ 495.5 million were allocated to repurchase the Class 1 Notes (and related expenses) totaling US$ 86.5 million as well as the total redemption of Class 1 Notes for US$ 120.7 million. The remainder of the funds raised will be mainly used for financing capital expenditures.

On the other hand, during 9M2018, the Company allocated Ps. 869.0 million to the stock buyback programs approved by the Board of Directors of the Company on May 9 and September 6, 2018.

Additionally, during 9M2018, the Company distributed Ps. 3,705.2 million in cash dividends.

Third quarter earnings conference call

TGS invites you to participate in the conference call to discuss this 3Q2018 announcement on Thursday November 8, 2018 at 9:00 a.m. New York time / 11:00 a.m. Buenos Aires time. To listen to the call from The United States of America contact to: +1-877-407-9210, outside the United States of America contact to: +1-201-689-8049. To view the webcast, go to www.tgs.com/investors.

Below, financial information is provided.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Transportadora de Gas del Sur S.A.
Financial and Operating Data for the third quarter and nine-month period ended September 30, 2018 and 2017
(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

	3rd Quarter		Nine-month period	
	2018	2017	2018	2017
Natural Gas Transportation	3,496.1	1,176.8	8,993.6	3,098.1
Liquids Production and Commercialization	3,667.9	1,234.3	9,256.1	4,409.1
Other Services	504.0	214.8	1,163.0	594.7
Net Revenues	**7,668.0**	**2,625.9**	**19,412.7**	**8,101.9**
Operating costs	(3,175.3)	(1,316.2)	(7,746.7)	(4,032.6)
Depreciation	(115.3)	(84.9)	(306.8)	(244.6)
Operating costs	**(3,290.6)**	**(1,401.1)**	**(8,053.5)**	**(4,277.2)**
Gross Profit	**4,377.4**	**1,224.8**	**11,359.2**	**3,824.7**
Administrative and Selling Expenses	(511.3)	(233.5)	(1,238.4)	(608.2)
Other Operating Results	(11.6)	(19.2)	(541.5)	12.6
Operating profit	**3,854.5**	**972.1**	**9,579.3**	**3,229.1**
Net Financial Results	(2,755.3)	(188.6)	(4,442.8)	(440.9)
Share of profit from associates	1.1	0.2	1.4	0.2
Total comprehensive income before Income Tax	**1,100.3**	**783.7**	**5,137.9**	**2,788.4**
Income Tax expense	(315.9)	(265.5)	(1,518.7)	(969.8)
Total comprehensive income	**784.4**	**518.2**	**3,619.2**	**1,818.6**
Earnings per share	**0.997**	**0.652**	**4.577**	**2.289**
Earnings per ADS	**4.984**	**3.261**	**22.885**	**11.445**

Consolidated Business Segment Information

for the 9M2018 and 9M2017

(In millions of Argentine pesos)

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the 9M2018 and 9M2017

(In millions of Argentine pesos)

	2018	2017
Cash flows provided by operating activities		
Total comprehensive income for the period	3,619.2	1,818.6
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	337.9	264.3
Derivate financial instruments results	92.8	-
Consumption of materials	4.8	6.1
Increase in allowances and provisions	98.2	87.0
Share of profit from associates	(1.4)	(0.2)
Interest expense accrual	894.8	297.3
Interest income on Other financial assets other than cash and cash equivalents	(1,352.8)	(34.9)
Income tax	1,518.7	969.8
Foreign exchange loss	5,767.1	182.3
Other operating results	553.4	-
Changes in assets and liabilities:		
Contract assets	(100.6)	-
Trade receivables	(2,059.2)	(76.1)
Other receivables	(101.4)	(196.2)
Inventories	(191.8)	(89.3)
Trade payables	204.2	(399.5)
Payroll and social security taxes	69.9	27.6
Taxes payable	6.3	26.0
Income tax	-	(146.5)
Other payables	29.5	29.5
Provisions	(0.6)	(150.5)
Interest paid	(218.8)	(165.5)
Derivative financial instruments payment	(84.1)	-
Income tax paid	(1,854.9)	(400.7)
Contract liabilities	(36.8)	-
Advances from customers	-	(21.4)
Arbitral claim payment	(553.4)	-
Cash flows provided by operating activities	**6,641.0**	**2,027.7**
Cash flows used in investing activities		
Additions to property, plant and equipment	(3,296.4)	(678.3)
Financial assets other than cash equivalents	(140.9)	(703.6)
Cash flows used in investing activities	**(3,437.3)**	**(1,381.9)**
Cash flows provided by / (used) in financing activities		
Payment of redemption of loans	(3,703.7)	-
Payment of loans	(928.8)	(24.6)
Proceeds from loans	10,470.9	-
Cost of adquisition of treasury shares	(869.0)	-
Dividend paid	(3,705.3)	-
Cash flows provided by / (used) in financing activities	**1,264.1**	**(24.6)**
Net increase in cash and cash equivalents	**4,467.8**	**621.2**
Cash and cash equivalents at the beginning of the year	2,652.8	1,555.1
Foreign exchange gains on cash and cash equivalents	5,501.7	76.5
Cash and cash equivalents at the end of the period	**12,622.3**	**2,252.8**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice president

Date: November 7, 2018